

TBJ GOURMET

2020 Report

Dear investors,

2021 was a roller coaster. We road the momentum of our huge 2021 increase but declines in e-commerce revenue with people going back to brick and mortars and did not see the resurgence of our foodservice sales that we expected. What did we do? Double down on our strengths: sales to independent retailers, chain grocery, and direct-to-consumer event sales. All three of these channels grew. Now we did not rest on our laurels in the digital realm or the very important foodservice channel. In the latter, we launched the new Original Bacon Jam 41 oz tub. By the end of 2021, this item was in distribution with the top 3 food service distributors in the country and we are now poised to have national distribution through all 3. We grew the company as well hiring David Parnell as head of ops to manage the increasingly complex supply chain, production, and logistics. We continued to learn and relearn the changing e comm world after Facebook paid ad format collapsed and by the end of the year, we were back on track to have upward e-comm growth.

We need your help!

We need help with production and production-related operations. Growth opportunity centers around becoming faster to move into specialty food segments. We believe there is an opportunity to capitalize on local upcycled ingredients like bacon ends, spent grains, and more. Bacon jam is an upcycled product and there is excellent potential for expansion in the segment, but it will require being nimble and fast to market. Operation our own plant will allow us to capture potential upcycled products and bring them to market quickly to respond to opportunities as they present themselves. We feel this focus will propel TBJ Gourmet to the next stage of our growth.

Sincerely,

Bruce Kramer

President

Michael Oraschewsky

Chief Executive Boar

Our Mission

We plan to be in every major grocery chain with multiple skus, club store with our bacon jams and national in the top food service distributors. We are already well on our way there!

See our full profile



How did we do this year?



Report Card

A-

😊 **The Good**

| We grew key parts of our business |
| We launched a new line of products |
| We overcame huge supply chain issues and kept all of our customers |

☹️ **The Bad**

| We were flat with revenue |
| We missed a medium-sized deal with a new customer due to supply chain issues |
| We saw more small competition enter the bacon jam space |

2021 At a Glance
January 1 to December 31



$1,329,439 +66%
Revenue



$32,315
Net Profit



$186,343 [30%]
Short Term Debt



$350,000
Raised in 2021



$246,271
Cash on Hand

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We take the delicious ends and pieces of sliced bacon and Upcycle them into sweet spreadable bacon jam. Along with other savory spreads and condiments we sell our bacon jams direct to consumers, to specialty store, conventional and natural grocery and also to food service aka restaruants.

We plan to be in every major grocery chain with multiple skus, club store with our bacon jams and national in the top food service distributors. We are already well on our way there!

Milestones

The Bacon Jams LLC was incorporated in the State of Pennsylvania in November 2013.

Since then, we have:

- 100% annual revenue growth since last raise

- $6M in total revenue. Bootstrapped AND profitable since inception.

- $2.5 million in revenue since last raise

- National distribution with major Food Service, Grocery and Specialty partners.

- Margins above industry standard

- Award-winning, best in class products.

- Leading the Upcycled Food Revolution

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $1,329,439 compared to the year ended December 31, 2020, when the Company had revenues of $799,032. Our gross margin was 49.89% in fiscal year 2021, compared to 54.73% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $442,120, including $268,687 in cash. As of December 31, 2020, the Company had $329,672 in total assets, including $149,679 in cash.

- *Net Income.* The Company has had net income of $32,315 and net losses of $151,421 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- Liabilities. The Company's liabilities totaled $336,343 for the fiscal year ended December 31, 2021 and $267,697 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $765,500 in debt and $120,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 48 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Bacon Jams LLC cash in hand is $246,271, as of February 2022. Over the last three months, revenues have averaged $125,260/month, cost of goods sold has averaged $43,140/month, and operational expenses have averaged $34,550/month, for an average net margin of $47,570 per month. Our intent is to be profitable in 14221 months.

Sales increased due to rising demand in our primary customer base and our new foodservice product gained traction with restaurants opening back up. We have maintained margin while increasing revenue. We expect to close out 2021 at close to 1.5M

We expect to see an increase in revenue with the adoption of our new deli cup line, and a rollout of new line extensions in Q2 2022. We have just onboarded a new national foodservice distributor and expect to see revenue growth in that area as well. We also have multiple irons in the fire with our core line including a deal that would increase revenue by 2x.

We are currently profitable. We are following the age-old adage that a company should raise funds before they need them. Also, we truly love having a whole hoard of fans bought into our brand. Investors make great brand ambassadors!

We have cash in the bank and will not need more funds until we open a facility at which time it is anticipated traditional forms of financing will cover the expense.

Any projections in the above narrative are forward-looking and not guaranteed.

| Net Margin: 2% | Gross Margin: 50% | Return on Assets: 7% | Earnings per Share: $319.95 | Revenue per Employee: $332,360 |

| Cash to Assets: 61% | Revenue to Receivables: 1,488% | Debt Ratio: 76% |

We ❤ Our 228 Investors

Thank You For Believing In Us

Stevan Goldman	Vince Stango	Frank Palazzolo	Matthew Stroia	Rich Liebig	Stephen Gellatly	David Michael Brown
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Deron Brod	Cristina Y MANRIQUE	Felicia Miller	Kelly Held			

Thank You!
From the TBJ Gourmet Team







Michael Oraschewsky
Chief Executive Boar

Bruce J Kramer
President

Jeffrey McCary
Co-founder



Elaine Brown

VP of Sales

Elaine started as a wholesale customer then joined the team full time to spread the word to others.



David Parnell

Chief Operations Officer

David has operated a diverse range of food businesses. These include a grass-fed cattle ranch, mobile farmers markets, and a traditional brick and mortar specialty outlet.



Alex Oraschewsky

Director of E-Commerce and Social Media

Graduate of Pitt University, passionate food photographer, and youth wrestling coach.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bruce Kramer	CFO TBJ Gourmet @ TBJ Gourmet	2013
Michael Oraschewsky	CEO TBJ Gourmet @ TBJ Gourmet	2013

Officers

OFFICER	TITLE	JOINED
Bruce Kramer	COO	2013
Michael Oraschewsky	CEO	2013

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Bruce Kramer	25000 Class A + 3800 Class B	50.0%
Michael Oraschewsky	24250 Class A + 3800 Class B	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2014	$50,000	Common Stock	Other
09/2014	$20,000		Other
04/2015	$40,000		Other
07/2015	$30,000		Other
06/2016	$70,000	Class B Units	Other
07/2016	$7,000		Other
04/2017	$2,500		Section 4(a)(2)
05/2017	$4,000		Other
05/2017	$8,000		Other
07/2017	$4,000		Section 4(a)(2)
08/2017	$150,000		Other
08/2019	$132,808		4(a)(6)
05/2020	$150,000		Other
08/2021	$350,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
William Allaire ⓘ	09/24/2014	$20,000	$0 ⓘ	10.0%	01/24/2015	
Bolster ⓘ	04/01/2015	$40,000	$0 ⓘ	8.0%	12/01/2018	
Vince Stango	07/01/2015	$30,000	$0 ⓘ	0.0%	11/01/2018	
Bruce Kramer ⓘ	07/01/2016	$7,000	$0 ⓘ	3.0%	07/01/2018	
Bruce	04/01/2017	$2,500	$0 ⓘ	3.0%	04/01/2018	

[illegible] Kramer	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Bruce Kramer	05/01/2017	$4,000	$0	2.0%	03/03/2018	
Scott Shepard	05/13/2017	$8,000	$0	0.0%	09/01/2018	
Bruce Kramer	07/07/2017	$4,000	$0	3.0%	08/01/2018	
Citadel Bank	08/01/2017	$150,000	$31,785	5.25%	08/01/2027	Yes
SBA	05/18/2020	$150,000	$150,000	3.75%	05/15/2050	Yes
SBA	08/16/2021	$350,000	$350,000	3.75%	05/15/2050	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Units	950,000	52,146	No
Class A Units	50,000	49,250	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Karen Quaile is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may have overestimated America's love of bacon and/or their willingness to have it in new forms. The bacon jam trend may have peaked or it may peak and not plateau.

A large percent of last years revenue came from a single customer. Failure with that customer will set us back drastically.

Our products, like most CPG food products, are produced by contracted manufactures. Unlike most CPG food products produced by contract manufacturers, there are a limited set of facilities that can make USDA meat products which comprise our core line. Production can be delayed or disrupted due to circumstances outside of our control.

Our core product line is a shelf stable meat product. The potential food safety risk is much higher with meat products than nonmeat products.

There are no patents for food recipes. Anyone can mimic our product. While there are significant barriers to entry for smaller companies, larger firms will be able to produce similar products if we are successful at building the categories. We must be the first mover and remain the best after new competition arises.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive

substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor❓;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Bacon Jams LLC

- Pennsylvania Limited Liability Company
- Organized August 2013
- 4 employees

1554 Paoli Pike, 254
West Chester PA 19380

http://tbjgourmet.com

Business Description

Refer to the TBJ Gourmet profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

TBJ Gourmet has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.